UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-37385

Baozun Inc.

Building B, No. 1268 Wanrong Road

Shanghai 200436

The People’s Republic of China

+86 21 8026-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The documents attached as exhibits 1.1 and 99.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on April 4, 2019 (No. 333-230718).

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Form of Underwriting Agreement

Exhibit 99.1	Form of ADS Lending Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baozun Inc.

By:	/s/ Robin Bin Lu
Name:	Robin Bin Lu
Title:	Chief Financial Officer

Date: April 5, 2019